Exhibit 99.1

e-FUTURE INFORMATION TECH INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Fiscal Year	Description	Balance at Beginning of Period	Charged to Bad Debt Expense	Written-Offs Charged to Allowance	Balance at End of Period
Trade Receivables
2006	Allowance for doubtful accounts	960,682	757,516	(391,712)	2,109,910
2005	Allowance for doubtful accounts	513,178	1,148,588	701,054	960,682
2004	Allowance for doubtful accounts	806,231	293,053	586,106	513,178

99.1-1